Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Phio Pharmaceuticals Corp.

Marlborough, Massachusetts

We hereby consent to the inclusion in this Registration Statement of Phio Pharmaceuticals Corp. (the Company) of our report dated April 1, 2024, except for the impact of the 2024 reverse stock split as described in Note 1, as to which the date is January 21, 2025, relating to the consolidated financial statements which appears in this Annual Report on Form 10-K for the year ended December 31, 2023. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, P.C.

Boston, Massachusetts

January 21, 2025